UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Forum Energy Technologies, Inc.

 (Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

34984V209

(CUSIP Number)

January 4, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 34984V209
1.	Names of Reporting Persons Slotting RemainCo Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 881,105
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 881,105
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,105
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%*
12.	Type of Reporting Person (See Instructions) PN

(*)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum Energy Technologies, Inc. (“Forum”) are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission (“SEC”) on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

CUSIP No. 34984V209
1.	Names of Reporting Persons Slotting RemainCo (GP) Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Alberta, Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 881,105
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 881,105
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,105
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%*
12.	Type of Reporting Person (See Instructions) CO

(*)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

CUSIP No. 34984V209
1.	Names of Reporting Persons Kevin Nugent
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 881,105
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 881,105
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,105
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%*
12.	Type of Reporting Person (See Instructions) IN

(*)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

CUSIP No. 34984V209
1.	Names of Reporting Persons Charlesbank Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 881,105
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 881,105
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,105
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%*
12.	Type of Reporting Person (See Instructions) OO

(*)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

CUSIP No. 34984V209
1.	Names of Reporting Persons Charlesbank Equity Fund VIII GP, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 881,105
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 881,105
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,105
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%*
12.	Type of Reporting Person (See Instructions) PN

(*)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

CUSIP No. 34984V209
1.	Names of Reporting Persons Charlesbank Equity Fund VIII, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 881,105
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 881,105
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,105
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%*
12.	Type of Reporting Person (See Instructions) PN

(*)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

CUSIP No. 34984V209
1.	Names of Reporting Persons CBDD Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 881,105
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 881,105
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,105
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%*
12.	Type of Reporting Person (See Instructions) OO

(*)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

CUSIP No. 34984V209
1.	Names of Reporting Persons AI RGL (Luxembourg) S.A.R.L.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 881,105
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 881,105
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,105
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%*
12.	Type of Reporting Person (See Instructions) OO

(*)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

CUSIP No. 34984V209
1.	Names of Reporting Persons Advent International, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 881,105
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 881,105
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,105
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%*
12.	Type of Reporting Person (See Instructions) PN

(*)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

CUSIP No. 34984V209
1.	Names of Reporting Persons Advent International GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 881,105
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 881,105
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 881,105
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.2%*
12.	Type of Reporting Person (See Instructions) OO

(*)	For purposes of calculating the reporting person’s beneficial ownership, 12,192,978 shares of common stock of Forum are deemed to be outstanding, calculated as (i) 10,192,978 shares of common stock outstanding as of October 29, 2023, as reported by Forum in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 3, 2023, plus (ii) 2,000,000 shares of common stock issued by Forum on January 4, 2023, as reported by Forum in its Current Report on Form 8-K, filed with the SEC on January 8, 2024.

Item 1(a). Name of Issuer.

Forum Energy Technologies, Inc., a Delaware corporation (“Forum”)

Item 1(b). Address of Issuer’s Principal Executive Offices.

10344 Sam Houston Park Drive, Suite 300, Houston, Texas 77064

Item 2(a). Name of Person Filing.

This statement is filed jointly by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 99.1:

(i)	Slotting RemainCo Limited Partnership, a limited partnership existing under the laws of the Province of Alberta (“RemainCo LP”), with respect to the shares of Common Stock (as defined below) directly and beneficially owned by it;

(ii)	Slotting RemainCo (GP) Inc., a corporation existing under the laws of the Province of Alberta (“RemainCo GP”) and the general partner of RemainCo LP, may be deemed to beneficially own the shares of Common Stock owned by RemainCo LP;

(iii)	Kevin Nugent, the sole director of RemainCo GP, may be deemed to beneficially own the shares of Common Stock owned by RemainCo LP;

(iv)	CBDD Investments, LLC, a Delaware limited liability company (“CBDD”) and shareholder of RemainCo GP, may be deemed to beneficially own the shares of Common Stock owned by RemainCo LP;

(v)	Charlesbank Equity Fund VIII, Limited Partnership, a Massachusetts limited partnership (“CB VIII”) and manager of CBDD, may be deemed to beneficially own the shares of Common Stock owned by RemainCo LP;

(vi)	Charlesbank Equity Fund VIII GP, Limited Partnership, a Massachusetts limited partnership (“CB VIII GP”) and the general partner of CB VIII, may be deemed to beneficially own the shares of Common Stock owned by RemainCo LP;

(vii)	Charlesbank Capital Partners, LLC, a Massachusetts limited liability company and general partner of CB VIII GP, may be deemed to beneficially own the shares of Common Stock owned by RemainCo LP;

(viii)	AI RGL (Luxembourg) S.A.R.L., a Luxembourg Société à responsabilité limitée (“AI RGL”);

(ix)	Advent International, L.P., a Delaware limited partnership (“Advent”); and

(x)	Advent International GP, LLC, a Delaware limited liability company (“Advent GP”). Advent GP is the general partner of Advent.

AI RGL is indirectly managed by Advent, and is indirectly beneficially owned by the following funds: (a) Advent International GPE VII Limited Partnership, Advent International GPE VII-B Limited Partnership, Advent International GPE VII-C Limited Partnership, Advent International GPE VII-D Limited Partnership, Advent International GPE VII-F Limited Partnership, and Advent International GPE VII-G Limited Partnership (the funds set forth in the foregoing clause (a), the “Advent VII Luxembourg Funds”); (b) Advent International GPE VII-A Limited Partnership, Advent International GPE VII-E Limited Partnership and Advent International GPE VII-H Limited Partnership (the funds set forth in the foregoing clause (b), the “Advent VII Cayman Funds”); (c) Advent Partners GPE VII Limited Partnership, Advent Partners GPE VII Cayman Limited Partnership, Advent Partners GPE VII-A Limited Partnership, Advent Partners GPE VII-A Cayman Limited Partnership, Advent Partners GPE VII-B Cayman Limited Partnership, Advent Partners GPE VII 2014 Limited Partnership, Advent Partners GPE VII-A 2014 Limited Partnership, Advent Partners GPE VII 2014 Cayman Limited Partnership and Advent Partners GPE VII-A 2014 Cayman Limited Partnership (the funds set forth in the foregoing clause (c), the “Advent VII Partners Funds” and, together with the Advent VII Luxembourg Funds and the Advent VII Cayman Funds, the “Advent VII Funds”); and (d) Advent Latin American Private Equity Fund V Limited Partnership, Advent Latin American Private Equity Fund V-A Limited Partnership, Advent Latin American Private Equity Fund V-B Limited Partnership, Advent Latin American Private Equity Fund V-C Limited Partnership, Advent Latin American Private Equity Fund V-D Limited Partnership, Advent Latin American Private Equity Fund V-E Limited Partnership, Advent Latin American Private Equity Fund V-F Limited Partnership, Advent Latin American Private Equity Fund V-G Limited Partnership, Advent Latin American Private Equity Fund V-H Limited Partnership, Advent Latin American Private Equity Fund V-I Limited Partnership and Advent Partners LAPEF V 2010 Limited Partnership (the funds set forth in the foregoing clause (d), the “Advent LAPEF Funds” and together with the Advent VII Funds, the “Advent Funds”). The Advent Funds have indirect ownership interests in RemainCo LP and RemainCo GP through AI RGL, but none of the Advent Funds has voting or dispositive power over any shares of Common Stock owned by RemainCo LP.

GPE VII GP S.à.r.l. is the general partner of the Advent VII Luxembourg Funds. GPE VII GP Limited Partnership is the general partner of the Advent VII Cayman Funds. Advent International GPE VII, LLC is the manager of GPE VII GP S.à.r.l. and is the general partner of GPE VII GP Limited Partnership and each of the Advent VII Partners Funds. LAPEF V GP Limited Partnership is the general partner of each of the Advent LAPEF Funds. Advent International LLC is the general partner of LAPEF V GP Limited Partnership. Advent is the managing member of each of Advent International LLC and Advent International GPE VII, LLC.

Item 2(b). Address of Principal Business Office or, if None, Residence.

The principal business address of (i) each of RemainCo LP and RemainCo GP is 1706 Adamson Crescent SW, Edmonton, Alberta, Canada T6W 1Z4, (ii) Kevin Nugent is 51 Quarry Common SE, Calgary, Alberta, Canada T2C 5T3, (iii) each of CBDD, CB VIII , CB VIII GP, and Charlesbank Capital Partners, LLC is 200 Clarendon Street, 54th Floor, Boston, MA 02116, (iv) AI RGL is 2-4 rue beck, L-1222, Luxembourg and (v) each of Advent and Advent GP is Prudential Tower, 800 Boylston Street, Boston, MA 02199.

Item 2(c). Citizenship.

The citizenship of each of the Reporting Persons is set forth on the cover page for such Reporting Person.

Item 2(d). Title of Class of Securities.

Common stock, par value $0.01 per share (the “Common Stock”), of Forum.

Item 2(e). CUSIP No.

34984V209

Item 3.   If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 through 11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Each of RemainCo GP, AI RGL and CBDD Investments, LLC are party to that certain Unanimous Shareholders Agreement (the “Shareholders Agreement”) dated as of July 26, 2022. As a result of having certain governance rights under the Shareholders Agreement, each of AI RGL, Advent and Advent GP may be deemed to have voting and dispositive power over the shares held by RemainCo LP, but do not have an economic interest in all of the shares held by RemainCo LP. By virtue of being a party to the Shareholders Agreement, each of the Reporting Persons may be deemed to be members of a “group” as defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons expressly disclaims membership in a group.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2024

SLOTTING REMAINCO LIMITED PARTNERSHIP, by SLOTTING REMAINCO (GP) INC., its General Partner

By:	/s/ Brad Gamroth
Name:	Brad Gamroth
Title:	Chief Financial Officer

SLOTTING REMAINCO (GP) INC.

By:	/s/ Brad Gamroth
Name:	Brad Gamroth
Title:	Chief Financial Officer

By:	/s/ Kevin Nugent
Name:	Kevin Nugent

Signature Page to Schedule 13G (Regarding Forum Energy Technologies, Inc.)

CHARLESBANK CAPITAL PARTNERS, LLC

By:	/s/ Jerome McCluskey
Name:	Jerome McCluskey
Title:	Managing Director, General Counsel and Chief Compliance Officer

CHARLESBANK EQUITY FUND VIII GP, LIMITED PARTNERSHIP
By Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Jerome McCluskey
Name:	Jerome McCluskey
Title:	Managing Director, General Counsel and Chief Compliance Officer

CHARLESBANK EQUITY FUND VIII, LIMITED PARTNERSHIP
By:	Charlesbank Equity Fund VIII GP, Limited Partnership, its General Partner
By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Jerome McCluskey
Name:	Jerome McCluskey
Title:	Managing Director, General Counsel and Chief Compliance Officer

CBDD INVESTMENTS, LLC
By:	Charlesbank Equity Fund VIII, Limited Partnership, its Manager
By:	Charlesbank Equity Fund VIII GP, Limited Partnership, its General Partner
By:	Charlesbank Capital Partners, LLC, its General Partner

By:	/s/ Jerome McCluskey
Name:	Jerome McCluskey
Title:	Managing Director, General Counsel and Chief Compliance Officer

Signature Page to Schedule 13G (Regarding Forum Energy Technologies, Inc.)

AI RGL (LUXEMBOURG) S.A.R.L.

By:	/s/ Shanshan Ji
Name:	Shanshan Ji
Title:	Manager

By:	/s/ Frederic Francesconi
Name:	Frederic Francesconi
Title:	Manager

ADVENT INTERNATIONAL, L.P., By Advent International GP, LLC, its General Partner

By:	/s/ Ben Scotto
Name:	Ben Scotto
Title:	Vice President, Deputy Chief Financial Officer, Assistant Treasurer

ADVENT INTERNATIONAL GP, LLC

By:	/s/ Ben Scotto
Name:	Ben Scotto
Title:	Vice President, Deputy Chief Financial Officer, Assistant Treasurer

Signature Page to Schedule 13G (Regarding Forum Energy Technologies, Inc.)